[redacted]

09056395

S

SEC Mail Processing Section
MAY 13 2009
Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
Hours per response:	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Cahill (954) 652-7777
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

250 South Australian Avenue, Suite 900	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)
0901-1019742

OATH OR AFFIRMATION

I, William P. Cahill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & Chief Operating Officer
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Loren Lopez
Commission # DD472397
Expires: NOV. 04, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes):**

- ☐ **(a) Facing Page.**
- ☐ **(b) Statement of Financial Condition.**
- ☐ **(c) Statement of Income (loss).**
- ☐ **(d) Statement of Cash Flows.**
- ☐ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☐ **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☐ **(g) Computation of Net Capital.**
- ☐ **(h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.**
- ☐ **(i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.**
- ☐ **(j) An Oath or Affirmation.**
- ☐ **(k) A copy of the SIPC Supplemental Report.**
- ☐ **(l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- ☐ **(m) Exemptive Provision Rule under 15c3-3.**

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – December 31, 2008

TradeStation Securities, Inc.
(Name of Respondent)

8050 SW 10th Street, Suite 2000, Plantation, FL 33324
(Address of principal executive office)

William P. Cahill, President & Chief Operating Officer
TradeStation Securities, Inc.
8050 SW 10th Street, Suite 2000
Plantation, Florida 33324
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

0901-1019742

Ernst & Young LLP
One Clearlake Centre
Suite 900
250 South Australian Avenue
West Palm Beach, Florida 33401

Tel: 561 655 8500
Fax: 561 838 4191
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

West Palm Beach, Florida
February 25, 2009

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 64,043,472
Cash segregated in compliance with federal regulations	626,102,819
Receivables from brokers, dealers, clearing organizations and clearing agents	11,139,283
Receivables from brokerage customers	30,316,160
Interest receivable	73,764
Deferred income tax assets	650,165
Property and equipment, net	861,180
Deposits with clearing organizations	48,018,769
Other assets	1,708,116
Total assets	$ 782,913,728
Liabilities and shareholder's equity	
Liabilities:	
Payables to brokers, dealers and clearing organizations	$ 87,158
Payables to brokerage customers	661,412,026
Accounts payable and accrued liabilities	3,233,648
Due to Group companies	8,673,357
Income taxes payable	10,313,295
Total liabilities	683,719,484
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	30,225,534
Retained earnings	68,968,610
Total shareholder's equity	99,194,244
Total liabilities and shareholder's equity	$ 782,913,728

See accompanying notes.

TradeStation Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company or Group). TradeStation Securities, an online securities broker-dealer and futures commission merchant, offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is a direct market access (DMA) electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options, futures, and forex trades.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and, on March 29, 2005, commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp, (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corp. on a fully-disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. Futures trades are cleared through R.J. O'Brien & Associates on a fully-disclosed basis, and for certain institutional futures accounts, order execution services are provided on a "give-up" basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades are cleared through Gain Capital Group, Inc. on a fully-disclosed basis (J.P. Morgan Clearing Corp., R.J. O'Brien & Associates, and Gain Capital Group, Inc. are collectively referred to as "clearing agents" or "clearing agent firms").

1. Description of Business (continued)

The Company is a member of, or registered with, and subject to the rules and requirements of Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, National Futures Association (NFA), the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, and International Securities Exchange. The Company's business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

The Company is headquartered in Plantation, Florida and has branch offices in Chicago, Illinois and Richardson, Texas.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of these financial statements:

Use of Estimates – The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). Based upon the year-end calculation of cash segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease by the second business day subsequent to year-end. On January 2, 2009, cash and cash equivalents increased by $4.1 million as a result of a transfer from cash segregated in compliance with federal regulations. (See *Cash Segregated In Compliance With Federal Regulations* below.)

2. Summary of Significant Accounting Policies (continued)

Cash Segregated In Compliance With Federal Regulations – Cash segregated in compliance with federal regulations, consisting primarily of interest-bearing cash deposits of $626.1 million as of December 31, 2008, have been segregated in special reserve bank accounts at JPMorgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations. By the second business day of each month, if required, this amount is adjusted based upon the month-end calculation. At December 31, 2008, the cash segregated was sufficient to meet the reserve requirements. On January 2, 2009, the $626.1 million of cash segregated in compliance with federal regulations as of December 31, 2008, was decreased by $4.1 million to $622.0 million.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through J.P. Morgan Clearing Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and Gain Capital, Inc., respectively, on a fully disclosed basis. These clearing agents provide services, handle the Company's customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Securities Borrowed and Loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender and require the Company to provide the counterparty with collateral in the form of cash. The Company monitors the market value of securities borrowed on a daily basis, and collateral is adjusted as necessary based upon market prices. As of December 31, 2008, securities borrowed of approximately $7.8 million are carried at market value and are included in receivables from brokers, dealers, clearing organizations and clearing agents. The Company does not lend securities to other broker-dealers. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Receivables from Brokerage Customers – The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. (See Note 4 – Receivables from Brokerage Customers.)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized and depreciated over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized. (See Note 5 – Property and Equipment, Net.)

Exchange Memberships – Exchange memberships, included in other assets, are recorded at cost and evaluated for impairment as circumstances may warrant. (See *Impairment of Long-lived Assets.*)

Impairment of Long-lived Assets – The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2008.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents; cash segregated in compliance with federal regulations; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and accounts payable approximate fair value as of December 31, 2008, due to the short-term nature of these instruments.

Securities and Futures Transactions – Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. The Company records revenues and expenses related to customer securities transactions on a trade-date basis. Securities owned by customers, including those that collateralize margin loans or similar transactions, are not included in the Company's statement of financial condition.

Customer futures and forex transactions and related revenues and expenses are recorded on a trade-date basis. Futures and forex positions owned by customers are not included in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Operating Leases – Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. (See Note 13 – Commitments and Contingencies – *Operating Leases.*)

Stock-Based Compensation – The Company participates in the Parent Company's incentive stock plan. The Company accounts for stock-based compensation in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123. (revised 2004), *Share-Based Payment* (SFAS 123R).

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* (SFAS 109) and Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). SFAS No. 109 requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2008, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. FINRA reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. (See Note 11 – Income Taxes.)

Recently Issued Accounting Standards

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 applies to all derivative instruments and related hedged items accounted for under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), and requires entities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, statement of income, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company believes that the adoption of SFAS 161, effective January 1, 2009, will not have a material impact on its statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141R (SFAS 141R), which is a revision of SFAS No. 141, *Business Combinations* (SFAS 141). SFAS 141R applies to all business entities and to transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R revises in various areas and circumstances methods of accounting for the costs of business combinations and various components thereof. SFAS 141R is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, for the Company, it is effective for any business combination made on or after January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure at fair value many financial instruments and certain other items that are similar to financial instruments. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company's adoption of SFAS 159, effective January 1, 2008, did not have a material impact on its statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008 FASB Staff Position No. 157-2 was issued, which delays the effective date of the requirements of SFAS 157 as to nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The effective date has been deferred to fiscal years beginning after November 15, 2008 for these nonfinancial assets and liabilities. The Company's adoption of SFAS 157 on January 1, 2008 did not have a material impact on its statement of financial condition as of December 31, 2008. The Company does not expect the deferred portion of the adoption of SFAS 157 to have a material impact on its statement of financial condition.

3. Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2008:

Securities borrowed from broker-dealers	$ 7,831,350
Fees and commissions receivable from clearing agents	1,337,109
Securities failed to deliver to broker-dealers and other	1,970,824
	$ 11,139,283

4. Receivables from Brokerage Customers

Receivables from brokerage customers of approximately $30.3 million at December 31, 2008, consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At December 31, 2008, the Company was charging a base margin debit interest rate of 7.75% per annum on debit balances in brokerage customer accounts.

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

5. Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2008:

	Estimated Useful Life in Years	
Computers and software	3-5	$ 1,204,438
Furniture and equipment	3-7	1,465,816
Leasehold improvements	5-10	396,078
		3,066,332
Accumulated depreciation		(2,205,152)
		$ 861,180

6. Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of December 31, 2008, the Company had interest-bearing security deposits totaling approximately $48.0 million with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at market value.

7. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $44.6 million for the year ended December 31, 2008. The Agreement also calls for the Company to pay monthly fees for administrative services and advertising and promotional services which totaled approximately $1.7 million and approximately $1.1 million, respectively, for the year ended December 31, 2008.

7. Related Party Transactions (continued)

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company, authorized by the United Kingdom Financial Services Authority (FSA) to introduce brokerage accounts. The Expense-Sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company. The cost of introducing brokerage fees payable to TradeStation Europe by the Company pursuant to this agreement during 2008 was approximately $835,000.

The amount due to Group companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily using current available cash balances or through future profits earned by the Company.

8. Payables to Brokerage Customers

At December 31, 2008, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $661.4 million. These funds are the principal source of funding for margin lending. At December 31, 2008, the Company was not paying interest on cash balances in brokerage customer accounts.

9. Stock-Based Compensation

Stock Plans

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five-year period. Beginning in 2007, certain officers of the Company were also granted shares of restricted stock under the Parent Company's incentive stock plan. Such shares of restricted stock vest 50% on the third anniversary of the date of grant, and 100% on the sixth anniversary with 100% acceleration upon retirement, death, disability, and change in control of the Parent Company. Any unvested shares at the time of termination of employment will be forfeited and returned to the Parent Company for no consideration.

Employee Stock Purchase Plan

The Company participates in the Parent Company's employee stock purchase plan (the Purchase Plan). Under the Purchase Plan, participating employees may purchase common stock through accumulated payroll deductions. During the year ended December 31, 2008, the exercise price of the stock purchased for each six-month Purchase Plan period was equal to 85% of the fair market value of the Company's common stock on the exercise date (i.e., the end of the six-month period).

Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date of adoption, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., the portion of stock-based awards granted prior to the effective date of adoption that were not vested as of the effective date). Under this method of transition, results for prior periods are not restated.

9. Stock-Based Compensation (continued)

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by the market price of the Parent Company's stock, exercise price of an award, expected term of award, volatility of the Parent Company's stock over the term of the award, risk-free interest rate and expected dividend yield. Separate assumptions are used for employee options (which vest over a five-year period) and non-employee director options (which vest over a three-year period).

The expected term of all options granted is estimated by taking a weighted average of the following factors: (i) the historical holding term from grant date to exercise date; (ii) the historical holding term from grant date to post-vest cancellation date; and (iii) the projected term for the outstanding options based on a midpoint scenario whereby all vested options would be exercised midway between the valuation date and the contractual term. The expected volatility assumptions are based upon a cumulative look-back of historical volatility calculated on a daily basis over the expected term of an award. The risk-free interest rate used in the option valuation model is based upon the U.S. Treasury note yield with a remaining term similar to the expected term of the particular options awarded. The Parent Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

The assumptions used to estimate the fair value of each option grant on the date of grant using the Black-Scholes model are as follows:

Risk free interest rate	3%
Dividend yield	–
Volatility ranges	60%–65%
Weighed-average volatility	62%
Weighted average life (years)	5.3

In accordance with SFAS 123R, the Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data to estimate pre-vesting option forfeitures are used, and stock-based compensation expense is recorded only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

9. Stock-Based Compensation (continued)

As of December 31, 2008, there was unrecognized compensation cost, net of estimated forfeitures, of approximately $1.2 million related to non-vested stock options granted to the Company's employees and non-employee directors and $569,000 of unrecognized compensation cost related to restricted stock granted to certain employees of the Company. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over 1.6 and 4.8 years for stock options and restricted stock, respectively.

General Stock Option Information

The following table sets forth the summary of the Company's option activity under the Parent Company's stock option program for the year ended December 31, 2008:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	611,128	$ 8.55	7.2	$ 3,520,305
Granted	137,991	11.05	–	
Exercised	(70,852)	4.42	–	
Canceled	(70,993)	12.30	–	
Outstanding, December 31, 2008	607,274	5.30	7.1	$ 505,161
Exercisable, December 31, 2008	344,924	7.54	5.7	$ 503,261

9. Stock-Based Compensation (continued)

The average fair value of stock options granted, the fair value of stock options vested, and the intrinsic value related to stock options exercised during the year ended December 31, 2008 are as follows:

Weighted average fair value of options granted	$ 6.18
Fair value of shares vested	943,728
Intrinsic value of stock options exercised	287,225

The intrinsic value represents the difference between the fair market value of the Parent Company's common stock on the date of exercise and the exercise price of each option.

During the year ended December 31, 2008, the benefit of tax deductions in excess of recognized compensation costs from stock option exercises, realized through additional paid-in capital, was approximately $613,000.

A summary of the Company's changes in unvested options in the Parent Company's stock option plan for the year ended December 31, 2008 is as follows:

	Number of Options	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2008	336,800	$ 6.63
Granted	137,991	6.18
Vested	(154,737)	6.10
Forfeited	(57,704)	7.32
Nonvested, December 31, 2008	262,350	$ 6.55

9. Stock-Based Compensation (continued)

General Restricted Stock Information

The following table sets forth the summary of the Company's restricted stock activity under the Parent Company's incentive stock plan for the year ended December 31, 2008:

	Shares of Restricted Stock	Weighted Average Fair Value
Outstanding, January 1, 2008	41,782	$ 10.77
Granted	28,248	11.42
Vested	–	N/A
Outstanding, December 31, 2008	70,030	11.03

10. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

11. Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated Federal and Florida income tax returns. FINRA reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company. As of December 31, 2008, the Company had income taxes payable of approximately $10.3 million.

11. Income Taxes (continued)

Deferred income tax assets are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets are as follows as of December 31, 2008:

Deferred income tax assets:	
Accrued expenses and other	$ 63,147
Stock-based compensation	51,289
Difference in revenue recognition	25,911
Property and equipment depreciation	509,818
	$ 650,165

12. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the Company's net capital requirements. At December 31, 2008, the Company had net capital of approximately $94.3 million (approx. 186% of aggregate debit items), which was approximately $93.3 million in excess of its required net capital of approximately $1.0 million.

13. Commitments and Contingencies

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two five-year renewal options) that commenced in the summer of 2002 for approximately 70,000 square foot corporate headquarters in Plantation, Florida. The Company is allocated approximately 50% of the cost of this lease. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

13. Commitments and Contingencies (continued)

In addition, the Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2011. Future minimum lease payments as of December 31, 2008, under all operating leases are as follows:

2009	$ 1,225,883
2010	1,249,833
2011	1,088,880
2012	710,407
2013	–
	$ 4,275,003

Purchase Obligations

As of December 31, 2008, the Company had various purchase obligations through December 31, 2012, of approximately $2.2 million ($1.4 million in 2009), related primarily to back-office systems and telecommunications services.

Litigation and Claims

The Company was named as one of several defendants in a complaint filed in the Superior Court of Fulton County Georgia styled Freeman et al. v. Vision Financial, LP et. al. Other named defendants include MF Global, Inc. f/k/a Man Financial, Inc., Anthony M. Ramunno, Jr., individually and d/b/a Renaissance Asset Management, RAM I, LLC, Renaissance Asset Management, LLC and William S. Wilkinson. These plaintiffs allege that they placed funds with Mr. Ramunno and his hedge fund companies who in turn opened brokerage accounts with the Company and the other broker dealers, and that Mr. Ramunno and his hedge funds wrongfully handled, misappropriated, and/or deprived plaintiffs of those funds. None of the plaintiffs held accounts with, were known to, or had any contractual or business relationship with the Company or any entity affiliated with the Company at any time relevant to the allegations. The complaint asserts actual damages of about $1.5 million collectively against all defendants. The case was served on September 23, 2008, and an oral hearing on defendants' motions to dismiss is scheduled for March 16, 2009. The Company intends to defend the case vigorously.

13. Commitments and Contingencies (continued)

The Company has been contacted by Canadian regulatory authorities regarding the Company's acceptance of Canadian residents as clients and trading in securities on behalf of Canadian residents without being registered in Canada. The Company is cooperating with Canadian authorities. The Company has been advised that a formal investigation has been or will be commenced, and was offered the option to have such investigation brought, discussed and resolved on a consolidated basis with all Canadian provinces relevant to the investigation. The Company accepted that proposal. If the matter is resolved with the conclusion that the Company is required to register in the Canadian provinces that provide most of its Canadian futures business, and that Canadian clearing services must be engaged, in addition to any fines or settlement amounts required to be paid, the Company's choices would be (a) to register for appropriate licenses in Canada (approximate cost of $250,000) and retain Canadian clearing services for that business (R.J. O'Brien is not registered in Canada and relies on an exemption in the provinces the Company principally conducts business), the cost of which is presently unknown, or (b) close all Canadian futures accounts (in 2008, revenues from Canadian futures accounts were approximately $1.2 million). It is too early to predict the outcome of these investigations.

The Company is engaged in routine regulatory matters, including, currently, matters relating to customer odd-lot and partial-round lot trading, an inquiry relating to OATS reporting during 2008, an inquiry relating to expiring exercise declaration submissions to the Boston Stock Exchange and short interest reporting regarding certain symbols in December 2008, and the hiring of a statutorily disqualified individual each of which could ultimately result in a censure and/or fine. The Company is also engaged in one FINRA arbitration that is incidental to, and part of the ordinary course of, its business. While no assurances can be given, the Company does not believe that the ultimate outcome of any of the above legal matters will result in a material, adverse effect on its statement of financial condition.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on an annual basis.

13. Commitments and Contingencies (continued)

Management Continuity Agreements

As of December 31, 2008, the Parent Company had a management continuity agreement with one of the Company's executive officers. The management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate, approximately $800,000). The management continuity agreement does not commit the Company to retain the executive's services for any fixed period of time and does not provide for severance payments unless the Parent Company undergoes a change in control.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose the Company to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

13. Commitments and Contingencies (continued)

The Company seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. The Company and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary. (For further discussion, see Note 4 – Receivables From Brokerage Customers.)

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

14. Subsequent Events

Effective January 1, 2009, the Company's President resigned from his position with the Company. As a result, all of the restricted shares of the Parent Company's common stock that were granted to him were reacquired by the Parent Company for no consideration. In connection with his resignation and in consideration for entering into a General Release of All Claims in favor of the Parent Company and all of its subsidiaries (including TradeStation Securities), the Company made one lump-sum payment to the resigning President in the amount of approximately $149,000 and will pay the premiums for his COBRA coverage from January through June 2009. Effective January 1, 2009, William P. Cahill was appointed President & Chief Operating Officer and Designated Executive Principal of TradeStation Securities.

STATEMENT OF FINANCIAL CONDITION

TradeStation Securities, Inc.
As of December 31, 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

0901-1019742

ERNST & YOUNG